Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Gold Inc.
Commission File Number: 333-144723
Date: September 20, 2007

Yamana Gold Inc. Offer to Purchase Common Shares of Meridian Gold Inc.

Yamana Gold: (TSX: YRI) (NYSE: AUY) CUSIP: 98462Y100	Meridian Gold: (TSX: MNG) (NYSE: MDG) CUSIP: 589975101
Expiry: 8:00 PM. (Toronto time) on October 2, 2007

Inbound Script to Shareholders

Thank you for calling the Yamana enquiries line for Meridian Gold (Meridian) shareholders, my name is <name> how may I help you today? <Answer specific questions> Can I speak to you briefly about Yamana Gold Inc.’s (Yamana) revised Offer to Purchase all the common shares of Meridian?

IF YES	IF NO

Thank you.  Yamana Gold Inc. (Yamana) has revised its Offer for your Meridian shares.  Yamana has increased the cash component of the consideration offered for Meridian shares by Cdn$2.50 per share to Cdn$6.50 per share. The share component has not been changed and is 2.235 Yamana common shares for each common share of Meridian. Full details of the revised Offer are outlined in the Notice of Variation and Extension dated September 20, 2007, which is being mailed to Meridian shareholders on September 21, 2007. We encourage you to read this document because it contains important information.  The Notice of Variation and Extension and other documents relating to Yamana’s offer for the common shares of Meridian can be found online at www.sedar.com (Canada) or www.sec.gov (U.S.) or, will be provided free of charge upon request

May I please give you our toll-free number if you have any questions? Call 1-866-879-7644 or
The revised Offer also includes:	You can visit these
websites for more
1) A reduction of the Minimum Tender Condition to 50.1% from 66-2/3% of the issued and outstanding Meridian shares (calculated on a fully diluted basis); and	information:
2) An extension of expiry time of the Offer to 8:00pm (Toronto time) on October 2, 2007.

Premium:  Based on the closing prices of the Meridian and the Yamana common shares on the TSX on June 27, 2007 (the date of Yamana’s original proposal to Meridian) Yamana’s Offer now represents a spot premium of approximately 36%. The premium is approximately 37% based on the 20-day average closing prices of each company’s shares on the TSX ending on June 27, 2007. Based on Yamana’s closing price on the TSX at the time of the original proposal, the cash component now accounts for about 18.3% of the Offer.

www.yamana.com or www.sedar.com (see Yamana Gold Inc.)

Revised Cash Component: In arriving at the decision to increase the cash component of its Offer, Yamana’s management and Board of Directors considered, among other things, current market conditions, operational upside at Meridian assets, the advice of its financial advisors and updated fairness opinions from Genuity Capital Markets and Canaccord Capital Corporation indicating that the revised terms of the offer are fair, from a financial point of view, to Yamana.

Thank you for your time.

Northern Orion Transaction: Other than agreeing to the reduced Minimum Tender Condition of 50.1% of the outstanding Meridian common shares on a fully diluted basis, the terms of Yamana’s consensual agreement with Northern Orion remain unchanged, and it is Yamana’s intention to close the Plan of Arrangement with Northern Orion on the business day following the satisfaction of the new Minimum Tender Condition provided that all other conditions have been satisfied or waived.

As Beneficial Shareholders You must tender your shares no later than 8:00 p.m. (Toronto Time) on Tuesday, October 2, 2007, but your broker may require your instructions well in advance of this date.  Contact your broker immediately with your instructions and assistance in tendering your shares to the Offer.

As Registered Shareholders You must tender your shares no later than 8:00 p.m. (Toronto time) on Tuesday, October 2, 2007.  You would have received a pre-addressed letter of transmittal (Yellow for Non-UK Shareholders and Green for UK Shareholders).  Please complete it and deposit it with the share certificate(s) in the enclosed envelope to the Depositary (Kingsdale Shareholder Services Inc.), along with all other documents required by the instructions set out in the letter of transmittal.  Alternatively, you can complete the Notice of Guaranteed Delivery if your shares are not immediately available.

If you have any questions or require further assistance in tendering your shares, we can be reached at 1-866-879-7644.  Thank you very much for your time.  Have a nice day/night!

 Remember:  Speak slowly, especially when providing a phone number.

Rep - please provide written comments whenever talking to shareholders